                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                        American Retirement Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  028913-10-1
                    ---------------------------------------
                                 (CUSIP Number)

                                  Brian Newman
                         Walton Street Capital, L.L.C.
                             900 N. Michigan Avenue
                                   Suite 1900
                            Chicago, Illinois 60611
                                 (312) 915-2800
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                October 20, 1999
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                   --------------------
 CUSIP NO. 028913-10-1               13D                   PAGE 2 OF 16 PAGES
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      DNMC Public Holdings, L.L.C.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-4320464
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,675,000 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,675,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,675,000 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP NO. 028913-10-1               13D                   PAGE 3 OF 16 PAGES
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Walton Street Real Estate Fund II, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-4208917
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,675,000 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,675,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,675,000 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP NO. 028913-10-1               13D                   PAGE 4 OF 16 PAGES
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Walton Street Managers II, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-4200292
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,675,000 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,675,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,675,000 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP NO. 028913-10-1               13D                   PAGE 5 OF 16 PAGES
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      WSC Managers II, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-4200554
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,675,000 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,675,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,675,000 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

This Schedule 13D (this "Schedule 13D") is filed by and on behalf of DNMC Public Holdings, L.L.C., Walton Street Real Estate Fund II, L.P. (the sole member of DNMC Public Holdings, L.L.C.), Walton Street Managers II, L.P. (the sole general partner of Walton Street Real Estate Fund II, L.P.) and WSC Managers II, Inc. (the sole general partner of Walton Street Managers II, L.P.) (collectively, the "Reporting Persons"). This Schedule 13D relates to the common stock, par value $0.01 per share (the "Shares"), of American Retirement Corporation, a Tennessee corporation (the "Company"). The principal executive offices of the Company are located at 111 Westwood Place, Suite 402, Brentwood, Tennessee 37027.


Item 2.  Identity and Background

DNMC Public Holdings, L.L.C. is a Delaware limited liability company with the principal business of investing in securities and is located at 900 North Michigan Avenue, Chicago, Illinois 60611.

Walton Street Real Estate Fund II, L.P. is a Delaware limited partnership with the principal business of investing in real estate and securities and is located at 900 North Michigan Avenue, Chicago, Illinois 60611. Walton Street Real Estate Fund II, L.P. is also the sole member of DNMC Public Holdings, L.L.C.

Walton Street Managers II, L.P. is a Delaware limited partnership with the principal business of investing in securities and is located at 900 North Michigan Avenue, Chicago, Illinois 60611. Walton Street Managers II, L.P. is also the sole general partner of Walton Street Real Estate Fund II, L.P.

WSC Managers II, Inc. is a Delaware corporation with the principal business of investing in securities and is located at 900 North Michigan Avenue, Chicago, Illinois 60611. WSC Managers II, Inc. is also the sole general partner of Walton Street Managers II, L.P.

Attached as Schedule A to this Schedule 13D is information concerning other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

During the last five years, none of the Reporting Persons or their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or their executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source And Amount of Funds or Other Consideration

DNMC Public Holdings, L.L.C. purchased an aggregate of 1,300,000 Shares for total consideration of $7,663,743.75 (excluding brokerage commissions) derived from the capital of DNMC Public Holdings, L.L.C. and margin indebtedness from Banc of America Securities LLC. DNMC Public Holdings, L.L.C. also purchased $9,000,000 aggregate principal amount of the Company's 5-3/4% Convertible Subordinated Debentures due 2002 (the "Debentures"), which are convertible into an aggregate of 375,000 Shares, for total consideration of $5,772,712.50 (including brokerage commissions) derived from the capital of DNMC Public Holdings, L.L.C. and margin indebtedness from Banc of America Securities LLC. Each $1,000 principal amount of the Debentures is convertible at the option of the holder into 41.6667 Shares. The Reporting Persons also maintain various credit facilities and arrangements, including customary margin arrangements, with banks and other financial institutions in the ordinary course of business and in connection therewith provide to the lenders as collateral thereunder the Shares and the Debentures purchased by them or other securities of the Company held by them.


Item 4.  Purpose of Transaction

The Reporting Persons have acquired the Shares and the Debentures because, in their opinion, such securities are undervalued by the market at the present time under the present circumstances. The Reporting Persons will monitor developments at the Company, and may communicate with members of management of the Company, with the Board of Directors of the Company and with others concerning the Company.

The Reporting Persons may from time to time (i) acquire additional Shares, Debentures and other derivative securities in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares, Debentures and other derivative securities in the open market, in privately negotiated transactions or otherwise.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially owned in the aggregate 1,675,000 Shares, which includes 375,000 Shares issuable upon the conversion of the Debentures owned by DNMC Public Holdings, L.L.C. that are convertible within 60 days of November 1, 1999. Based upon (i) the 17,138,235 Shares outstanding on August 9, 1999 as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ending June 30, 1999 filed August 16, 1999 and (ii) the 375,000 Shares issuable upon conversion of the Debentures owned by DNMC Public Holdings, L.L.C. that are convertible within 60 days of November 1, 1999, these 1,675,000 Shares represent 9.6% of the outstanding Shares of the Company. The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

    Directly Held Beneficial Ownership:


                                                            Shares Issuable        Approximate
                                                           upon Conversion     Percentage of Shares
                  Name                         Shares        of Debentures         Outstanding
                  ----                     --------------  -----------------   --------------------
DNMC Public Holdings, L.L.C.                    1,300,000           375,000            9.6%
Walton Street Real Estate Fund II, L.P.                 0                 0            0.0%
Walton Street Managers II, L.P.                         0                 0            0.0%
WSC Managers II, Inc.                                   0                 0            0.0%
   Total                                        1,300,000           375,000            9.6%

    Under Rule 13d-3 of the Securities Exchange Act of 1934 and based on the relationships described above under Item 2 of this Schedule 13D, Walton Street Real Estate Fund II, L.P., Walton Street Managers II, L.P. and WSC Managers II, Inc. may be deemed to beneficially own Company securities beneficially owned by DNMC Public Holdings, L.L.C. Each Reporting Person (other than DNMC Public Holdings, L.L.C.) expressly disclaims beneficial ownership of the Company securities directly owned by DNMC Public Holdings, L.L.C.

(b) DNMC Public Holdings, L.L.C. has the sole power to vote, direct the vote, dispose or direct the disposition of Shares shown above as directly beneficially owned by DNMC Public Holdings, L.L.C. Under Rule 13d-3 of the Securities Exchange Act of 1934 and based on the relationships described above under Item 2 of this Schedule 13D, Walton Street Real Estate Fund II, L.P., Walton Street Managers II, L.P. and WSC Managers II, Inc. may be deemed to share with DNMC Public Holdings, L.L.C. the power to vote, direct the vote, dispose or direct the disposition of such Shares.

(c) The Reporting Persons engaged in the following transactions in Shares of the Company during the last 60 days. All transactions were completed on the New York Stock Exchange.

                                                                                          Price/
                                                                             Principal    $1,000
                                           Nature of              Price/     Amount of   Principal
   Direct Beneficial Owner        Date    Transaction    Shares   Share     Debentures    Amount
   -----------------------        ----    -----------    ------   -----     ----------    ------
DNMC Public Holdings, L.L.C.     10/7/99    Purchase     30,000   8.0000         --          --

DNMC Public Holdings, L.L.C.     10/7/99    Purchase     10,000   8.0000         --          --

DNMC Public Holdings, L.L.C.     10/7/99    Purchase     10,000   8.0000         --          --

DNMC Public Holdings, L.L.C.     10/7/99    Purchase     10,000   8.0000         --          --

DNMC Public Holdings, L.L.C.     10/8/99    Purchase     40,000   7.8750         --          --

DNMC Public Holdings, L.L.C.     10/8/99    Purchase     35,000   7.8750         --          --

DNMC Public Holdings, L.L.C.     10/8/99    Purchase     15,000   7.8750         --          --

DNMC Public Holdings, L.L.C.     10/8/99    Purchase     10,000   7.8750         --          --

DNMC Public Holdings, L.L.C.     10/8/99    Purchase        200   7.8125         --          --

DNMC Public Holdings, L.L.C.     10/8/99    Purchase      2,300   7.8750         --          --

DNMC Public Holdings, L.L.C.     10/8/99    Purchase       --       --        500,000      675.00

DNMC Public Holdings, L.L.C.    10/11/99    Purchase      1,000   7.7500         --          --

DNMC Public Holdings, L.L.C.    10/12/99    Purchase     10,000   7.7500         --          --

DNMC Public Holdings, L.L.C.    10/12/99    Purchase     10,000   7.7500         --          --

DNMC Public Holdings, L.L.C.    10/12/99    Purchase      5,000   7.7500         --          --

DNMC Public Holdings, L.L.C.    10/12/99    Purchase     10,000   7.6250         --          --

DNMC Public Holdings, L.L.C.    10/12/99    Purchase     15,000   7.6250         --          --

DNMC Public Holdings, L.L.C.    10/12/99    Purchase        500   7.5625         --          --

DNMC Public Holdings, L.L.C.    10/12/99    Purchase      5,600   7.5625         --          --

DNMC Public Holdings, L.L.C.    10/12/99    Purchase      3,900   7.5625         --          --

DNMC Public Holdings, L.L.C.    10/12/99    Purchase     11,000   7.5625         --          --

DNMC Public Holdings, L.L.C.    10/13/99    Purchase      5,300   7.5000         --          --

DNMC Public Holdings, L.L.C.    10/13/99    Purchase        700   7.4375         --          --

DNMC Public Holdings, L.L.C.    10/13/99    Purchase      5,000   7.4375         --          --

DNMC Public Holdings, L.L.C.    10/13/99    Purchase        200   7.3125         --          --

DNMC Public Holdings, L.L.C.    10/13/99    Purchase      4,800   7.3750         --          --

DNMC Public Holdings, L.L.C.    10/13/99    Purchase         --       --    3,230,000      662.50

DNMC Public Holdings, L.L.C.    10/14/99    Purchase      5,000   6.9375         --          --

DNMC Public Holdings, L.L.C.    10/14/99    Purchase         --       --      750,000      652.50

DNMC Public Holdings, L.L.C.    10/15/99    Purchase     50,000   6.8750         --          --

DNMC Public Holdings, L.L.C.    10/15/99    Purchase    100,000   6.8750         --          --

DNMC Public Holdings, L.L.C.    10/15/99    Purchase     10,000   6.8750         --          --

DNMC Public Holdings, L.L.C.    10/15/99    Purchase         --       --      265,000      647.50

DNMC Public Holdings, L.L.C.    10/18/99    Purchase      4,000   6.2500         --          --

DNMC Public Holdings, L.L.C.    10/18/99    Purchase        300   6.2500         --          --

DNMC Public Holdings, L.L.C.    10/18/99    Purchase      3,900   6.3750         --          --

DNMC Public Holdings, L.L.C.    10/18/99    Purchase      1,200   6.3750         --          --

DNMC Public Holdings, L.L.C.    10/18/99    Purchase    145,700   6.5000         --          --

DNMC Public Holdings, L.L.C.    10/19/99    Purchase     10,000   4.9375         --          --

DNMC Public Holdings, L.L.C.    10/19/99    Purchase     15,000   4.9375         --          --

DNMC Public Holdings, L.L.C.    10/20/99    Purchase     50,000   5.0000         --          --

DNMC Public Holdings, L.L.C.    10/20/99    Purchase    257,200   5.0000         --          --

DNMC Public Holdings, L.L.C.    10/20/99    Purchase    140,000   5.0000         --          --

DNMC Public Holdings, L.L.C.    10/20/99    Purchase    152,800   5.0000         --          --

DNMC Public Holdings, L.L.C.    10/21/99    Purchase         --       --    2,000,000      612.50

DNMC Public Holdings, L.L.C.    10/26/99    Purchase     90,500   4.1250         --          --

DNMC Public Holdings, L.L.C.    10/26/99    Purchase      1,000   4.2500         --          --

DNMC Public Holdings, L.L.C.    10/28/99    Purchase     10,000   5.0000         --          --

DNMC Public Holdings, L.L.C.    11/01/99    Purchase         --       --    2,255,000      625.00

DNMC Public Holdings, L.L.C.    11/01/99    Purchase      2,900   5.0000         --          --

(d) Not Applicable.

(e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed under Items 2, 3 and 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any Company securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

   A. Joint Filing Agreement.

                                   Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned, as to themselves only, certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 1999


DNMC PUBLIC HOLDINGS, L.L.C.

     By:  Walton Street Real Estate Fund II, L.P.
     Its: Member

          By:  Walton Street Managers II, L.P.
          Its: General Partner

               By:  WSC Managers II, Inc.
               Its: General Partner

                    By:   /s/ Ira J. Schulman
                         --------------------
                    Name: Ira J. Schulman
                    Its:  Vice President


WALTON STREET REAL ESTATE FUND II, L.P.

     By:  Walton Street Managers II, L.P.
     Its: General Partner

          By:  WSC Managers II, Inc.
          Its: General Partner

               By:   /s/ Ira J. Schulman
                    --------------------
               Name: Ira J. Schulman
               Its:  Vice President

WALTON STREET MANAGERS II, L.P.

     By:  WSC Managers II, Inc.
     Its: General Partner

          By:   /s/ Ira J. Schulman
               ---------------------
          Name: Ira J. Schulman
          Its:  Vice President


WSC MANAGERS II, INC.

          By:   /s/ Ira J. Schulman
               ---------------------
          Name: Ira J. Schulman
          Its:  Vice President

                                   Schedule A


                       Director of WSC Managers II, Inc.

      Name         Address of Principal Business Office        Citizenship
-----------------  ------------------------------------  ------------------------
 Ira J. Schulman        900 North Michigan Avenue        United States of America
                        Chicago, Illinois 60611



                  Executive Officers of WSC Managers II, Inc.

     Name and Title       Address of Principal Business Office        Citizenship
------------------------  ------------------------------------  ------------------------
Neil G. Bluhm                  900 North Michigan Avenue        United States of America
President                      Chicago, Illinois 60611

Ira J. Schulman                900 North Michigan Avenue        United States of America
Vice President                 Chicago, Illinois 60611

Jeffrey S. Quicksilver         900 North Michigan Avenue        United States of America
Vice President                 Chicago, Illinois 60611

Eric C. Mogentale              900 North Michigan Avenue        United States of America
Vice President                 Chicago, Illinois 60611

K. Jay Weaver                  900 North Michigan Avenue        United States of America
Vice President                 Chicago, Illinois 60611

                                   Exhibit A

                             Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of American Retirement Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 1st day of November, 1999.


DNMC PUBLIC HOLDINGS, L.L.C.

     By:  Walton Street Real Estate Fund II, L.P.
     Its: Member

          By:  Walton Street Managers II, L.P.
          Its: General Partner

               By:  WSC Managers II, Inc.
               Its: General Partner

                    By:   /s/ Ira J. Schulman
                         ---------------------
                    Name: Ira J. Schulman
                    Its:  Vice President


WALTON STREET REAL ESTATE FUND II, L.P.

     By:  Walton Street Managers II, L.P.
     Its: General Partner

          By:  WSC Managers II, Inc.
          Its: General Partner

               By:   /s/ Ira J. Schulman
                    ---------------------
               Name: Ira J. Schulman
               Its:  Vice President

WALTON STREET MANAGERS II, L.P.

     By:  WSC Managers II, Inc.
     Its: General Partner

          By:   /s/ Ira J. Schulman
               ---------------------
          Name: Ira J. Schulman
          Its:  Vice President


WSC MANAGERS II, INC.

          By:   /s/ Ira J. Schulman
               ---------------------
          Name: Ira J. Schulman
          Its:  Vice President